MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

September 20, 2023

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 174 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust") on behalf of MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Growth Allocation Fund, and MFS Moderate Allocation Fund (the "Funds") (File Nos. 33-1657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on September 13, 2023, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on July 28, 2023. The PEA was filed for the purpose of updating disclosure in connection with changes to the principal investment strategies of the Funds. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

Prospectus Comments:

1.	Comment:	In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus for each of the Funds, please disclose an explanation as to what each Fund’s investment strategy is intended to achieve relative to the name and the risk profile of the Fund.

Response:
MFS will add individualized fund allocation tables as of a recent date to the “Principal Investment Strategies” disclosure of the summary (asset class allocations) and statutory (asset class and underlying fund allocations) sections of the Prospectus for each Fund to show differing asset class and underlying fund allocations among the Funds. For illustrative purposes, an example of this information for MFS Aggressive Growth Allocation Fund has been included as Appendix I in this correspondence.

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Securities and Exchange Commission
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Furthermore, each Fund’s investment objective indicates the intended risk profile of each Fund relative to the other MFS Asset Allocation Funds in order to inform investors of the general allocation strategy used by MFS in managing the Fund. By way of example, the MFS Aggressive Growth Allocation Fund’s investment objective is as follows:

“The investment objective of the fund is to seek a high level of total return consistent with an aggressive level of risk relative to the other MFS Asset Allocation Funds. (The MFS Asset Allocation Funds currently are MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Growth Allocation Fund, and MFS Aggressive Growth Allocation Fund.)”

2.	Comment:	Regarding “Underlying Fund Risk” under the heading “Principal Risks” in the summary and statutory sections of the Prospectus for each of the Funds, please revise the disclosure to clarify that investors will pay fees and expenses both directly at the Fund level and indirectly at the underlying fund level.

Response:	MFS will amend the description of Underlying Funds Risk in the summary and statutory sections of the Prospectus for each Fund to read as follows (new text appears underlined, below):

Underlying Funds Risk: MFS' strategy of investing in underlying funds exposes the fund to the risks of the underlying funds. Each underlying fund pursues its own investment objective and strategies and may not achieve its objective.  In addition to the fees and expenses the fund bears directly, shareholders of the fund will indirectly bear the fees and expenses of the underlying funds.

SAI Comment:

3.	Comment:	Under "Appendix K – Investment Restrictions," with respect to fundamental investment restriction #6, please disclose that each Fund will look through to the underlying funds when determining compliance with the Fund’s industry concentration policy.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when

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Securities and Exchange Commission
September 20, 2023

monitoring a fund's industry concentration limit. As such we respectfully decline to incorporate this change in each Fund’s SAI. Please note that MFS Global Real Estate Fund currently is the only underlying fund of the Funds that normally invests more than 25% in any one industry. As of September 1, 2023, no Fund invested more than 5% of its assets in MFS Global Real Estate Fund, and it is not anticipated that a Fund’s indirect holdings in the real estate industry will exceed 25% of a Fund’s assets.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON
William B. Wilson
Assistant Vice President and Senior Counsel
MFS Investment Management

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Securities and Exchange Commission
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Appendix I

The following table will be added to both the summary and statutory "Principal Investment Strategies" sections of the MFS Aggressive Growth Allocation Fund Prospectus. Similar tables will be added for the other Asset Allocation Funds.

As of September 1, 2023, the fund’s approximate strategic allocation among asset classes was:

Equity Funds and Non-Traditional Funds	100.0%
U.S. Equity Funds	60.0%
International Equity Funds	30.0%
Non-Traditional Funds	10.0%
Bond Funds and Money Market Fund	0.0%
Bond Funds	0.0%
Money Market Fund	0.0%

All percentages are rounded to the nearest tenth of a percent.  As a result, the sum of the asset class allocations presented in the table may not total 100%.

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Securities and Exchange Commission
September 20, 2023

The following table will be added to the statutory "Principal Investment Strategies" section of the MFS Aggressive Growth Allocation Fund's Prospectus. A similar table will be added for the other Asset Allocation Funds.

Following is the list of underlying funds and their approximate strategic allocation weightings as of September 1, 2023:

Equity Funds and Non-Traditional Funds	100.0%
U.S. Equity Funds:	60.0%
MFS Growth Fund	12.0%
MFS Mid Cap Growth Fund	10.0%
MFS Mid Cap Value Fund	10.0%
MFS New Discovery Fund	2.5%
MFS New Discovery Value Fund	2.5%
MFS Research Fund	11.0%
MFS Value Fund	12.0%
International Equity Funds:	30.0%
MFS Emerging Market Equity Fund	3.0%
MFS International Growth Fund	5.0%
MFS International Intrinsic Value Fund	5.0%
MFS International Large Cap Value Fund	5.0%
MFS International New Discovery Fund	4.0%
MFS Research International Fund	8.0%
Non-Traditional Funds:	10.0%
MFS Commodity Strategy Fund	5.0%
MFS Global Real Estate Fund	5.0%
Bond Funds and Money Market Fund	0.0%
Bond Funds:	0.0%
Money Market Fund:	0.0%
MFS Institutional Money Market Portfolio	0.0%

All percentages are rounded to the nearest tenth of a percent.  As a result, the sum of the underlying fund allocations in each asset class may not equal the asset class allocations for such asset class, and the asset class and underlying fund allocations presented in the table may not total 100%.

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